DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04011402

March 3, 2004

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2004

Re: General Motors Corporation
Incoming letter dated January 30, 2004

Dear Ms. Larin:

This is in response to your letters dated January 30, 2004 and February 3, 2004 concerning the shareholder proposal submitted to General Motors by John Chevedden. We also have received letters from the proponent dated February 7, 2004 and February 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

40728

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
General Motors Corp. (GM)
Poison Pill Topic

Ladies and Gentlemen:

This is in rebuttal to the company no action request.

Non-Functional Policy due to Lack of Transparency
The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that has no transparency:
1. No announcement of adoption and/or amendment.
2. No announcement if repealed.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election. Additionally once adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest next shareholder election.

The key part of the company policy states:
RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to a vote by the stockholders of the Corporation;

The following point-by-point provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("if the Board acts on its own to adopt a rights plan …").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No shareholder vote *ever* applies to repealing the entire policy.
4. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.

5. Since no vote is required to repeal the entire policy then the second "earliest election date" is not implemented.

The company has planted the seeds for the self-destruction of its own policy. The company policy is intentionally designed to fail. The impracticality of the company policy argues for non-implementation particularly when a non-binding vote would presumably be mandated between annual meetings. The company policy creates the absurdity of shareholders paying for a special meeting, consuming the time of the highest-paid employees of the company, for the exclusive purpose of casting a non-binding vote on a board resolution that is one-year stale.

The company has provided no precedent that a special meeting has ever been held by any company for a non-binding shareholder vote simply because of a one-year anniversary of a board resolution to adopt a poison pill or any other resolution topic.

By contrast the shareholder proposal is practical by asking for a vote to be combined with a regular shareholder meeting. The company policy seeks to uncouple this proposal from any regular meeting and consume the time of the highest-paid employees of the company. This is counter-productive to the intention of the proposal.

The company policy appears designed to sit on the books and then be repealed or withdrawn at any time it might be triggered. This policy would gratuitously hand the company an easy argument to shareholders for repeal at the very time that the company policy would be triggered.

The company has not cited a case where a company has added a major totally unnecessary impractical condition to a shareholder proposal and this has contributed to a substantially implemented determination.

It is the ultimate irony to have a poison pill policy that has its own poison provision to make implementation entirely impractical and that essentially guarantees that the company resolution will not be implemented as it stands.

The company gratuitously adds insult to injury by claiming that a costly and totally impractical voting requirement "should in fact be welcome to the proponent."

Contrary to the company claim the TIDE provision is potentially regressive to the proposal because it formalizes a review which can results in reverting back to the 2003 company policy.

Richards Opinion

The opinion is irrelevant because buried on page 11 is the bogus assumption that this shareholder proposal calls for shareholder approval.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
G. Richard Wagoner, Jr.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election. Additionally, once adopted any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest next shareholder election.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

I believe that if GM did not solicit large shareholders to vote against this proposal in 2001, 2002 and 2003 that there would be a more fair reading of the level of shareholder support. In 2001-2003 the level of support on this topic was as high as 42% based on yes and no votes cast. At minimum GM should provide to the proponent the names, addresses or telephone numbers of the large shareholders solicited.

Additionally it would help the fairness of the process if GM would allow the titles of shareholder proposals to be published at the beginning of each proposal. This was not allowed in 2003.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with no shareholder vote, is not a substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
General Motors Corp. (GM)
Poison Pill Topic

Ladies and Gentlemen:

This is in further support of the February 7, 2004 rebuttal letter.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election. Additionally once adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest next shareholder election.

The key part of the company policy states:
RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to a vote by the stockholders of the Corporation;

Company policy for an artificial one-year time-out vote exclusion is not part of the shareholder proposal
The company inscrutably claims that a policy that mandates an artificial time-out period to exclude a shareholder vote purportedly implements a policy calling for a shareholder vote on an issue where time is of the essence. The Richard, Layton & Finger January 30, 2004 Opinion on poison pills states that "time is of the essence."

There is no logical reason for a pill to have a one-year time-out or delay on a vote when the board can adopt a pill at any time during the year.

A non-sustaining company policy cannot implement a sustaining shareholder proposal
The company "Board Policy" completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election." Without this key

part the shareholder proposal is subject to manipulation at the expense of shareholders because the "Board Policy" can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

The company gives no precedent for a continuing and sustaining proposal to be replaced by a non-sustaining policy that can be secretly repealed.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
Shareholder

cc:
G. Richard Wagoner, Jr.

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

February 3, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements a request dated January 30, 2003 for a no-action letter with regard to a proposal that would require stockholder approval of poison pills submitted to GM by John Chevedden. A copy of the January 30 request is attached as Exhibit A to this letter. As stated in that request, GM intends to omit the proposal from its proxy material for its 2004 Annual Meeting of Stockholders on the grounds that it had adopted or would adopt a policy that implements the proposal to the fullest extent permitted under Delaware law.

When the GM request was filed, the Board was planning to consider an integrated statement of its policy with regard to poison pills. This proposed policy, as set forth in the GM request and the legal opinion of Richards, Layton & Finger on which the request relied, was approved by the Directors and Corporate Governance Committee of the Board of Directors and adopted by the Board at their respective meetings today, February 3. A certified copy of the resolutions is attached as Exhibit B to this letter. While the Staff's response is pending, I will notify the Staff and the proponent if these resolutions are changed or revoked, or if the Board adopts any other resolutions with regard to poison pills.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

GM

EXHIBIT A

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 18, 2003 from John Chevedden (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would require a stockholder vote on the adoption, maintenance, or extension of any poison pill.

General Motors intends to omit the proposal under Rule 14a-8(i)(10) on the grounds that it has been or, prior to the annual meeting will have been, implemented to the fullest extent permitted under Delaware law. In addition, we believe that the proposal if implemented as it was submitted would cause GM to violate Delaware law, under which the Corporation is organized, so that the proposal would be excludable under Rule 14a-8(i)(2). In coming to these conclusions, we have relied on the legal opinion of our Delaware counsel, Richards Layton & Finger, which is attached to this letter with their consent as Exhibit B (the "Delaware Legal Opinion").

In previous public statements, including the proxy statement for the 2003 Annual Meeting of Stockholders (Exhibit C) as supplemented on Form 8-K filed May 15, 2003 (Exhibit D), General Motors has laid out its policy regarding stockholder rights plans, also known as "poison pills." An integrated statement of this policy (the "Revised Policy Statement") will be submitted to the Corporation's Directors and Corporate Governance Committee at its meeting on February 3, 2004, and it is anticipated that the Committee will recommend that the Board of Directors approve the policy at its meeting on the same day. The Revised Policy Statement will provide as follows:

> WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill", herein a "rights plan") for the Corporation and has no current intention to adopt one; and

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as a stockholder vote and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to a vote by the stockholders of the Corporation; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

RESOLVED FURTHER, that the Directors and Corporate Governance Committee shall review the policy set forth in these Resolutions periodically and report to the Board on any recommendations it may have concerning this policy.

For the purpose of this letter, I will presume that the Board will adopt the Revised Policy Statement at its February 3 meeting. After that meeting, I will inform the Staff and the proponent whether the Revised Policy Statement has been adopted by the Board.

We believe that the adoption of the Revised Policy Statement substantially implements the proposal so that it can be omitted under Rule 14a-8(i)(10). As set forth above, it implements the Proposal subject only to the ability of the Board to "act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders." In the opinion of the Corporation's Delaware counsel, such a "fiduciary out" is necessary under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. The conclusion of the Delaware Legal Opinion states, "[I]t would be impermissible under the laws of the State of Delaware for the Board of Directors to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions which are necessary to be taken in order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders."

We recognize that the Revised Policy Statement does not implement the proposal exactly as submitted, but with regard to stockholder approval of a poison pill, the Revised Policy Statement implements the current proposal except for the fiduciary out, which is required under Delaware law, according to the Legal Opinion. Since 1983, the Staff has permitted the exclusion of proposals that had been "substantially implemented" even if not in the exactly the manner proposed. See Release No. 34-40018 (May 21, 1998). See, e.g., Masco Corp. (March 29, 1999); General Motors Corporation (March 4, 1996).

In two recent decisions, Hewlett-Packard Company (December 24, 2003) and AutoNation Inc. (March 5, 2003), the Staff took a no-action position under Rule 14a-8(i)(10) with regard to proposals that were very similar to the current proposal. In Hewlett-Packard, the company had adopted a policy requiring stockholder approval of any poison pill but providing a fiduciary out; based on the legal opinion of its Delaware counsel, the company reasoned that it had implemented the proposal to the maximum extent permitted by law, and as a result had "substantially implemented" the proposal. In AutoNation, the company's policy required a stockholder vote to adopt or extend any poison pill but unlike the proposal, did not limit the board's ability to revoke the policy. The company noted that such irrevocable action would violate the board's fiduciary duties, since current directors would be binding future directors from discharging their fiduciary duties, if the policy was no longer in the best interest of the company and its stockholders.

Similarly, we believe that the Revised Policy Statement, while not identical to the proposal, substantially implements its requirement of a stockholder vote. In addition to the fiduciary out, which we believe pursuant to the Delaware Legal Opinion is required under Delaware law, the Revised Policy Statement includes additional safeguards to stockholder interests—the TIDE provision, affording regular review by an independent board committee, and a required stockholder vote within 12 months of adoption by the board. The additional safeguards in the Revised Policy Statement do not detract from the elements of the proposal that are implemented in the Revised Policy Statement, and should in fact be welcome to the proponent as significant protection for stockholders.

For the same reasons that we believe that the proposal has been implemented to the fullest extent permitted by Delaware law, we believe that carrying out the proposal would require GM's Board of Directors to violate Delaware law since it does not provide a fiduciary out. Rule 14a-8(i)(2) permits a corporation to exclude a proposal that would, if implemented, cause the corporation to violate any state, federal or foreign law to which it is subject. Since the Legal Opinion concludes that a requirement of stockholder approval that does not provide a fiduciary out is impermissible under the laws of the State of Delaware, the proposal may be excluded pursuant to Rule 14a-8(i)(2).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

Exhibit B

GENERAL MOTORS CORPORATION
Certificate of Assistant Secretary

I, Anne T. Larin, Assistant Secretary of General Motors Corporation, a Delaware corporation (the "Corporation"), do hereby certify that the following resolutions were adopted at a meeting of the Board of Directors of the Corporation, held at the offices of the Corporation in Detroit, Michigan, on February 3, 2004, at which meeting a quorum of the Board of Directors was present, and that as of the date below such resolutions have not been revoked, annulled, or modified in any manner whatsoever, and are in full force and effect:

WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill", herein a "rights plan") for the Corporation and has no current intention to adopt one; and

WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as a stockholder vote and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to a vote by the stockholders of the Corporation; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

RESOLVED FURTHER, that the Directors and Corporate Governance Committee shall review the policy set forth in these Resolutions periodically and report to the Board on any recommendations it may have concerning this policy.

IN WITNESS WHEREOF, I have hereunto set my hand.

Feb. 3, 2004
Date

Anne T. Larin
Anne T. Larin
Assistant Secretary

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 18, 2003 from John Chevedden (Exhibit A) from the General Motors Corporation proxy materials for the 2004 Annual Meeting of Stockholders. The proposal would require a stockholder vote on the adoption, maintenance, or extension of any poison pill.

General Motors intends to omit the proposal under Rule 14a-8(i)(10) on the grounds that it has been or, prior to the annual meeting will have been, implemented to the fullest extent permitted under Delaware law. In addition, we believe that the proposal if implemented as it was submitted would cause GM to violate Delaware law, under which the Corporation is organized, so that the proposal would be excludable under Rule 14a-8(i)(2). In coming to these conclusions, we have relied on the legal opinion of our Delaware counsel, Richards Layton & Finger, which is attached to this letter with their consent as Exhibit B (the "Delaware Legal Opinion").

In previous public statements, including the proxy statement for the 2003 Annual Meeting of Stockholders (Exhibit C) as supplemented on Form 8-K filed May 15, 2003 (Exhibit D), General Motors has laid out its policy regarding stockholder rights plans, also known as "poison pills." An integrated statement of this policy (the "Revised Policy Statement") will be submitted to the Corporation's Directors and Corporate Governance Committee at its meeting on February 3, 2004, and it is anticipated that the Committee will recommend that the Board of Directors approve the policy at its meeting on the same day. The Revised Policy Statement will provide as follows:

> WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill", herein a "rights plan") for the Corporation and has no current intention to adopt one; and

WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and

WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and

WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and

WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as a stockholder vote and independent review;

RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to a vote by the stockholders of the Corporation; and

RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and

RESOLVED FURTHER, that the Directors and Corporate Governance Committee shall review the policy set forth in these Resolutions periodically and report to the Board on any recommendations it may have concerning this policy.

For the purpose of this letter, I will presume that the Board will adopt the Revised Policy Statement at its February 3 meeting. After that meeting, I will inform the Staff and the proponent whether the Revised Policy Statement has been adopted by the Board.

We believe that the adoption of the Revised Policy Statement substantially implements the proposal so that it can be omitted under Rule 14a-8(i)(10). As set forth above, it implements the Proposal subject only to the ability of the Board to "act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the Corporation and its stockholders." In the opinion of the Corporation's Delaware counsel, such a "fiduciary out" is necessary under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. The conclusion of the Delaware Legal Opinion states, "[I]t would be impermissible under the laws of the State of Delaware for the Board of Directors to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions which are necessary to be taken in order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders."

We recognize that the Revised Policy Statement does not implement the proposal exactly as submitted, but with regard to stockholder approval of a poison pill, the Revised Policy Statement implements the current proposal except for the fiduciary out, which is required under Delaware law, according to the Legal Opinion. Since 1983, the Staff has permitted the exclusion of proposals that had been "substantially implemented" even if not in the exactly the manner proposed. See Release No. 34-40018 (May 21, 1998). See, e.g., Masco Corp. (March 29, 1999); General Motors Corporation (March 4, 1996).

In two recent decisions, Hewlett-Packard Company (December 24, 2003) and AutoNation Inc. (March 5, 2003), the Staff took a no-action position under Rule 14a-8(i)(10) with regard to proposals that were very similar to the current proposal. In Hewlett-Packard, the company had adopted a policy requiring stockholder approval of any poison pill but providing a fiduciary out; based on the legal opinion of its Delaware counsel, the company reasoned that it had implemented the proposal to the maximum extent permitted by law, and as a result had "substantially implemented" the proposal. In AutoNation, the company's policy required a stockholder vote to adopt or extend any poison pill but unlike the proposal, did not limit the board's ability to revoke the policy. The company noted that such irrevocable action would violate the board's fiduciary duties, since current directors would be binding future directors from discharging their fiduciary duties, if the policy was no longer in the best interest of the company and its stockholders.

Similarly, we believe that the Revised Policy Statement, while not identical to the proposal, substantially implements its requirement of a stockholder vote. In addition to the fiduciary out, which we believe pursuant to the Delaware Legal Opinion is required under Delaware law, the Revised Policy Statement includes additional safeguards to stockholder interests—the TIDE provision, affording regular review by an independent board committee, and a required stockholder vote within 12 months of adoption by the board. The additional safeguards in the Revised Policy Statement do not detract from the elements of the proposal that are implemented in the Revised Policy Statement, and should in fact be welcome to the proponent as significant protection for stockholders.

For the same reasons that we believe that the proposal has been implemented to the fullest extent permitted by Delaware law, we believe that carrying out the proposal would require GM's Board of Directors to violate Delaware law since it does not provide a fiduciary out. Rule 14a-8(i)(2) permits a corporation to exclude a proposal that would, if implemented, cause the corporation to violate any state, federal or foreign law to which it is subject. Since the Legal Opinion concludes that a requirement of stockholder approval that does not provide a fiduciary out is impermissible under the laws of the State of Delaware, the proposal may be excluded pursuant to Rule 14a-8(i)(2).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2004 Annual Meeting of Stockholders. If you wish to provide a copy of your response to the proponent at the same time, Mr. Chevedden's fax number is 310-371-7872.

GM plans to begin printing its proxy material at the end of March. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: John Chevedden

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election. Additionally, once adopted any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest next shareholder election.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

I believe that if GM did not solicit large shareholders to vote against this proposal in 2001, 2002 and 2003 that there would be a more fair reading of the level of shareholder support. In 2001-2003 the level of support on this topic was as high as 42% based on yes and no votes cast. At minimum GM should provide to the proponent the names, addresses or telephone numbers of the large shareholders solicited.

Additionally it would help the fairness of the process if GM would allow the titles of shareholder proposals to be published at the beginning of each proposal. This was not allowed in 2003.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with no shareholder vote, is not a substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 30, 2004

General Motors Corporation
300 Renaissance Center
Detroit, MI 48265

Ladies and Gentlemen:

We have acted as special Delaware counsel to General Motors Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Mr. John Chevedden (the "Proponent") which the Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). In this connection, you have requested our opinion as to certain matters of Delaware law.

For the purpose of rendering our opinion as stated herein, we have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as amended through December 22, 2003 (as amended, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended through October 3, 2000 (as amended, the "Bylaws");

(iii) a letter (the "December 18, 2003 Letter"), dated December 18, 2003, from the Proponent to the Company attaching the 2004 Proposal;

(iv) a copy of the Company's Proxy Statement on Form 14A as filed with the Securities and Exchange Commission (the "SEC") on April 17, 2003 (the "2003 Proxy Statement"), detailing the 2003 Proposal (as hereinafter defined);

(v) a copy of the Supplement to the 2003 Proxy Statement on Form 8-K as filed with the SEC on May 15, 2003 (the "Supplement"), detailing the Policy Statement (as hereinafter defined); and

(vi) a draft, dated January 23, 2004, of the proposed resolutions for the February 3, 2004 meeting of the Corporate Governance and Directors' Committee of the Board of Directors of the Company (the "Governance Committee") setting forth the Revised Policy Statement (as hereinafter defined).

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On December 18, 2003, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the Company's proxy materials for the Company's 2003 annual meeting of stockholders (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> Shareholders recommend that our company not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

On April 17, 2003, the Company filed the 2003 Proxy Statement with the SEC detailing the reasons for the recommendation by the Board of Directors of the Company that the Company's stockholders vote against adoption of the 2003 Proposal at the 2003 Annual Meeting. In particular, the Board of Directors of the Company stated its position that any agreement requiring the Board of Directors of the Company to submit all future rights plans to a vote of the Company's stockholders as required by the 2003 Proposal would be inconsistent with the ability of the Board of Directors to properly discharge its fiduciary obligations under Delaware law.

On April 17, 2003, the Company filed the Supplement detailing the policy of the Board of Directors of the Company going forward with respect to the adoption, termination or amendment of stockholder rights plans (the "Policy Statement"). The Policy Statement provided, in pertinent part:

> [The] Board of Directors has taken the position that although it has no current plan to adopt a shareholder rights plan, it has determined that if it ever does so, it will submit the retention of that plan to a shareholder vote within twelve months after the adoption of such plan.

Through the December 18, 2003 Letter, the Proponent submitted the 2004 Proposal for inclusion in the Company's proxy materials for the 2004 Annual Meeting, which reads as follows:

> RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest next shareholder election.

On February 3, 2004, the Board of Directors of the Company intents to submit the Policy Statement to the Governance Committee for revision (as revised, the "Revised Policy Statement"). The Revised Policy Statement will provide as follows:

> WHEREAS, the Board of Directors has not adopted a stockholder rights plan (sometimes known as a "poison pill," herein a "rights plan") for the Corporation and has no current intention to adopt one; and
>
> WHEREAS, a rights plan can be an important tool for protecting the interests of the Corporation's stockholders under certain circumstances; and
>
> WHEREAS, any determination to adopt a rights plan should be made only careful deliberation in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties to protect the interests of the Corporation's stockholders; and
>
> WHEREAS, the Board wishes to retain the discretion to act without stockholder approval to adopt a rights plan in certain circumstances, consistent with the exercise of its fiduciary duties; and
>
> WHEREAS, the Board recognizes that if circumstances make a rights plan an appropriate way of protecting stockholders' interests, such a rights plan should provide certain safeguards such as stockholder ratification and independent review;
>
> RESOLVED, that the Board deems it to be in the best interest of the Corporation and its stockholders to adopt, and the Board does adopt, a policy that it shall submit adoption of any rights plan to a stockholder vote before it acts to adopt any rights plan, provided, however, that the Board may act on its own to adopt a rights plan without first submitting such matter to a stockholder vote if, under the circumstances then existing, the Board in the exercise of its fiduciary duties deems it to be in the best interest of the

> Corporation and its stockholders to adopt a rights plan without the delay in adoption that would come for the time reasonably anticipated to seek a stockholder vote; and
>
> RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the preceding Resolution, such rights plan will be submitted by the Board within 12 months of the date of adoption by the Board to the stockholders of the Corporation for ratification or rejection; and
>
> RESOLVED FURTHER, if the Board acts on its own to adopt a rights plan as contemplated in the first Resolution above and regardless of the vote of the Corporation's stockholders within the first year following its adoption, such rights plan will include a provision (sometimes knows as a "TIDE" provision) to establish a committee of the Board comprised of independent directors (as defined by the New York Stock Exchange listing standards) which will review the rights plan at least every three years and inform the Board if a majority of the committee deems it appropriate that the Board modify or terminate such rights plan, which review will be supported by a report and recommendations from investment bankers and attorneys engaged by the committee, based on an evaluation of company performance, markets, and developments in relevant corporate law; and
>
> NOW, THEREFORE, BE IT RESOLVED: That the Board hereby deems it to be in the best interest of the Company and its shareowners to adopt, and the Board does hereby adopt, a policy that it shall submit adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill; provided, however, that the Board may act on its own to adopt a poison pill without first submitting such matter to a shareowner vote if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote. The Board will submit the retention of any poison pill so adopted to a shareholder vote within twelve months after the adoption of such plan.

The Revised Policy Statement requires that the Board of Directors of the Company submit the adoption or extension of any stockholder rights plan to a stockholder vote unless "under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote." The retention of any stockholder rights plan so adopted will be submitted to a stockholder vote within twelve months after the adoption of the plan. The Revised Policy Statement will be submitted for adoption by the Governance Committee prior to the 2004 Annual Meeting.

The Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(i)(10) and Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. Rule 14a-8(i)(2) permits a corporation to exclude from its proxy materials a proposal that would, if implemented, cause the corporation to violate any state, federal or foreign law to which it is subject. We understand that the Company believes that it has (or will have) substantially implemented the 2004 Proposal by the adoption of the Revised Policy Statement and that the 2004 Proposal, if implemented, would violate Delaware law because it does not contain a "fiduciary-out" as provided for in the Revised Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board of Directors to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions necessary for the Board of Directors (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that any commitment by the Board of Directors purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board of Directors (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, would be invalid under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware. Thus, any such commitment must contain a fiduciary-out as provided for in the Revised Policy Statement in order for its implementation to be permissible under Delaware law.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced

> by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices (including a formula by which such price or prices may be determined) at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board of Directors possesses the full power and

authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be purchased from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors. ..."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law.

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

board action, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (3d ed. 2002 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton, Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-33 (2002) (emphasis added) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 (3d ed. 2003) ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 1990).[4] Adoption of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); accord Rodman V. Ward, Jr. et al., 1 Folk on the General

---

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), each of which underscored the role of the board directors in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

Corporation Law § 141.1, at GCL-IV-15 (2003-1 Supp.) (hereinafter, "Folk") (stating that "it is the responsibility and duty of directors to determine corporate goals").

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter [] of management policy" - - the "sale of [a] corporation" - - and, therefore, could not be substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc. 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev. 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts (as opposed to redeems under Quickturn and Carmody) a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, the delegation of the final authority to adopt a future rights plan to the Company's stockholders would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. In the face of an imminent takeover proposal, a requirement that stockholders approve a stockholders rights plan will, at best, slow down the ability of a board of directors to respond and, at worst, completely eliminate the ability of a board of directors to respond to the threat. The Delaware courts have recognized that time is of the essence in responding to takeover proposals. See, e.g., Gilbert v. El Paso Co., 575 A.2d 1131, 1146 (Del. 1990) (noting that a board's "prompt adoption of defensive measures in an attempt to meet [an] imminent [takeover] threat was hardly improvident"). Indeed, the "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board of directors submits a stockholders rights plan to stockholders of a corporation and it is adopted after the time delay inherent in the solicitation process, the board will have impermissibly delegated the duty to set a time frame for corporate action to the stockholders. If, on the other hand, the corporation's stockholders vote down the stockholder rights plan, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [] []stockholders, from [] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control").

The Delaware courts and learned commentators have repeatedly noted that the adoption of a rights plan is one (if not the most powerful and effective) means by which a board of directors can protect a corporation's stockholders from an unfair or inequitable takeover offer. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigeur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care").

The ability to utilize a rights plan is particularly important in the case of a corporation such as the Company, whose Certificate of Incorporation and Bylaws (collectively, the "Organizational Documents") contain a limited number of provisions that would deter or prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Company at an inadequate price or on other inadvisable terms.[5] For example, the Organizational Documents do

[5] The Company is, however, subject to Section 203 of the DGCL, which is designed to protect against certain coercive takeover tactics. See 8 Del. C. § 203. Section 203 does not, however, prevent the purchase of shares in a tender offer in the market, focusing instead on "backend" transactions by controlling stockholders. The Certificate of Incorporation does contain, inter alia, "blank check" preferred stock provision which may provide limited protection against an unfair takeover offer.

not contain a staggered board provision, supervoting shares or a fair price provision. Nor does the Certificate of Incorporation prohibit the Company's stockholders from acting by written consent. Accordingly, a rights plan provides a readily available method by which the Board of Directors can effectively deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

Since the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer, the Board of Directors cannot limit or substantially restrict its ability to respond to an unfair takeover offer. If the Board of Directors neutered its ability to use one of, if not the most effective means of, responding to an unfair takeover by agreeing to submit all future stockholder rights plans to a vote of the Company's stockholders prior to adoption as required by the 2004 Proposal, the Board of Directors would be limiting its fiduciary duty of care under Delaware law.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board of Directors purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan in the manner required by the 2004 Proposal would significantly limit the ability of the Board of Directors (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, would be invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board of Directors to bind itself (or any future board of directors of the Company) with respect to the adoption, termination or amendment of a stockholder rights plan without excepting from any such commitment actions which are necessary to be taken in order for the Board of Directors (or any future board of directors, as the case may be) to act in a manner required by its fiduciary duties to the Company and its stockholders.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS

GENERAL MOTORS CORPORATION

Notice of Annual Meeting

April 17, 2003

Dear Stockholder:

You are invited to attend the annual meeting of stockholders of General Motors Corporation. It will be held at 9 a.m. local time on Tuesday, June 3, 2003, at the Hotel du Pont, 11th & Market Streets, Wilmington, Delaware. At the meeting, stockholders will vote upon the following matters:

- The election of directors for the next year;
- The ratification of the Board of Directors' proposal for the selection of independent public accountants for the next year;
- Eight stockholder proposals (if they are properly presented at the meeting).

If you were a record holder of Common Stock, $1⅔ par value ("Common Stock"), or Class H Common Stock, $0.10 par value ("Class H Common Stock"), at the close of business on April 4, 2003, you will be entitled to vote at the meeting. For this document, Common Stock and Class H Common Stock together will be referred to as "GM Stock." A list of stockholders entitled to vote at the meeting will be available for examination at General Motors Corporation, Renaissance Center, Detroit, Michigan, for ten days before the meeting between 9 a.m. and 5 p.m., and at the Hotel du Pont during the annual meeting.

The annual meeting will include a report on the state of the business, and thereafter focus on electing directors, voting on the selection of independent public accountants and stockholder proposals, and related discussion. After that, we will provide time for business-related questions and comments. If you plan to attend the meeting, please see the instructions on page 3.

In addition to the annual meeting, GM holds regional stockholder forums. These meetings provide a less formal way for you to learn about General Motors and discuss related issues with senior management. The time and location of these meetings are announced in *Stockholder News* as well as on the Internet under "Calendar for Investors" at http://investor.gm.com.

Please read the attached proxy statement carefully and submit your proxy as soon as possible. You have your choice of voting your proxy via the Internet, by telephone, or by completing and returning the enclosed proxy card.

Sincerely,

Nancy E. Polis
Secretary

John F. Smith Jr.
Chairman

that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at our company.

Corporate governance experts have questioned how one person, serving as both Chairman and CEO, can effectively monitor and evaluate his or her own performance. Shareholders believe the current combination of chairman and CEO roles is a conflict of interest because one of the chairman's main functions is to monitor the CEO.

Peter Crist, Vice Chairman of Korn/Ferry International said separating the role of CEO and Chairman is healthy and a growing trend. Consolidating the two roles under one person sometimes leads to the "imperial CEO," Crist said. "When you aggregate all the power in one person, that's very difficult to check," he said.

Two-thirds of directors favor splitting the roles of chairman and CEO. This is a way to reform corporate operations and prevent business collapses like Enron. Source: McKinsey & Co. corporate governance survey.

Shareholders believe that an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

To ensure a check and balance oversight of our investment vote for an:

Independent Board Chairman
Yes on 5"

The Board of Directors recommends a vote <u>AGAINST</u> the adoption of this proposal for the following reasons:

The Board believes that it would not be in the best interests of the Corporation and its stockholders to adopt a By-law requiring that an independent director serve as Chairman of the Board. The Board of Directors, a majority of whom are independent, has been, and continues to be, a strong proponent of independent leadership at the Board level. The Board fully recognizes that independence from management is a prerequisite to fulfilling its duty, as set forth in its Corporate Governance Guidelines, "to regularly monitor the effectiveness of management policies and decisions including the execution of its strategies." Further, the independent directors meet without management in executive session at least twice a year and comprise all six standing committees of the Board (effective May 2003). With regard to the question whether the Chairman and CEO roles should be separated, the Board's Corporate Governance Guideline 4 states:

> The Board should be free to make this choice any way that seems best for the Company at a given point in time. Therefore, the Board does not have a policy, one way or the other, on whether or not the role of the Chairman and Chief Executive should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee.

The Board values its flexibility to select, on a case-by-case basis, the style of leadership best able to meet the Corporation's needs based on individuals available and circumstances at the time. Amending the By-laws as proposed would deprive the Board of the flexibility to select a Chairman who at the time of the decision is the most qualified individual to lead the Board.

The Board of Directors recommends a vote <u>AGAINST</u> this stockholder proposal, Item No. 5. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

<u>Item No. 6</u>

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, owner of approximately 50 shares of Common Stock and approximately 270 shares of Class H Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

"This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our company not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study conducted by Paul A. Gompers, Harvard Business School reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

The report states that an investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5% per year.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, decreasing the likelihood of bad things happening to a company. Since the 1980s Fidelity, an $800 billion mutual fund withheld votes for directors at companies that approved poison pills, *Wall Street Journal*, June 12, 2002.

This topic won more than 41% of the yes-no votes cast at both the 2001 and 2002 GM annual meetings. This result was achieved in spite of our management's vote-no solicitations in 2001 and 2002. Our management directed both negative solicitations to some of our largest shareholders. There was no vote-yes solicitation to respond to. Thus shareholders could question whether our management is interested in a level playing field.

Challenges Faced by our Company

I believe the challenges facing our company today are so great that we must vote for the best corporate governance principles to meet these challenges.

Challenges facing General Motors include:

1) GM stock hit a 10-year low since the 2002 annual meeting.
2) Hughes Electronics (GMH) stock fell 83% — from $47 in March 2000 to $8 in October 2002.
3) While Asian manufacturers like Honda and Nissan now hold just 24% of the light-truck and SUV market, it's doubtful they will be content to leave it at that.
4) GM loses money on every 0% car loan it offers.
5) Used car prices are tanking.
6) Foreign-owned vehicle capacity in the U.S. is expect to reach 5.4 million in 2008 — up from 1.9 million in 1990. Much of the new capacity is aimed at the one market segment where the big three made serious money in the 1990s — trucks.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $2 trillion, called for shareholder approval of poison pills. I believe our company should follow this recommendation.

Allow Shareholder Vote on any Poison Pill
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 6".

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The Board of Directors believes that the action requested in this proposal is unnecessary and ill-advised. The Board of Directors has not adopted a shareholder rights plan (sometimes called a "poison pill") and has no present intention to adopt one. Circumstances could arise in the future, however, which would make such a plan an important tool for protecting the interests of the Corporation's stockholders in compliance with the fiduciary duties of the Board of Directors. Under those circumstances, requiring stockholder approval before a rights plan could be adopted would interfere with the ability of the Board of Directors to act in the stockholders' best interests.

Rights plans are designed to strengthen the directors' ability, in compliance with their fiduciary duties, to protect stockholders from unfair and abusive takeover tactics and to maximize stockholder value. That is why more than 2,000 companies, including more than half of the companies in the S&P 500 Composite Stock Price Index, have adopted some type of rights plans.

Contrary to the proponent's suggestion, the ability to adopt a shareholder rights plan would not give the Board of Directors absolute veto power over any business combination. Rather, the Delaware Supreme Court, which has upheld the legal validity of shareholders rights plans, has made it clear that a board must act in accordance with its fiduciary duties if it adopts or maintains a rights plan. An appropriate rights plan would neither prevent unsolicited proposals from being made nor prevent a company from being acquired at a price that is fair and adequate. In fact, in a study of takeover data from 1992 through 1996, Georgeson & Company, a nationally recognized proxy solicitation and investor relations firm, found that the presence of a rights plan neither increased the likelihood of defeat of an unsolicited takeover proposal nor reduced the likelihood of a company becoming a takeover target. The same Georgeson & Company study found that the premiums paid to acquire companies with rights plans averaged eight percentage points higher than premiums for companies without such plans.

In recommending a vote against the proposal, the Board of Directors has not determined that a rights plan should or should not be adopted by the Corporation. If and when the Board considers adopting a rights plan, the determination would be made only after careful deliberation, in light of all circumstances then prevailing and in the exercise of the Board's fiduciary duties. In this regard, it should be noted that the Board of Directors is annually elected in its entirety and is composed of a large majority of independent directors.

In addition, if circumstances make a rights plan an appropriate tool for protecting stockholders' interests, the management of General Motors has committed to safeguard those interests by including a "TIDE" provision in any rights plan it might recommend to the Board. (TIDE stands for Three-Year Independent Director Evaluation.) The "TIDE" provision would establish a Board committee of independent directors who would review the rights plan every three years and would recommend that the full Board modify or terminate the plan, whenever a majority of the review committee deemed it appropriate. To support its deliberations, that committee would request a report and recommendations from its own investment bankers and lawyers based on an evaluation of company performance, markets, and developments in relevant corporate law. A majority of the full Board could then take action to modify or terminate the rights plan according to its terms.

The Board believes that future circumstances could warrant the adoption of a rights plan quickly, without time to seek stockholder approval. Since the Board of Directors may need such flexibility so that they can act in the best interests of GM stockholders, the Board recommends a vote against the proposal.

The Board of Directors recommends a vote <u>AGAINST</u> this stockholder proposal, Item No. 6. Proxies solicited by the Board of Directors will be so voted unless stockholders specify a different choice.

Item No. 7

Louis Lauve, 3900 Watson Place, N.W. 2G-B, Washington, DC 20016, owner of approximately 44 shares of Common Stock, has given notice that he intends to present for action at the annual meeting the following resolution:

> "Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as each shareholder sees fit.
>
> Cumulative voting increases the possibility of electing at least one director with an independent or focused viewpoint. Cumulative voting is more likely to broaden the perspective of the Board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.
>
> Cumulative voting provides a voice for minority holdings, while not interfering with the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by stockholders whose holdings are sufficiently large to elect at least one but not all the directors.

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>proxysupplement051503.txt
<DESCRIPTION>SUPPLEMENT TO 2003 PROXY STATEMENT 051503
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 8-K
CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported) May 15, 2003

GENERAL MOTORS CORPORATION
(Exact name of registrant as specified in its charter)

STATE OF DELAWARE	1-143	38-0572515
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Renaissance Center, Detroit, Michigan	48265-3000
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (313)-556-5000

<PAGE>

ITEM 5. OTHER ITEMS

Supplementing the position taken by the General Motors Board of Directors in the Proxy Statement of General Motors Corporation relating to its 2003 Annual Meeting, and specifically, with respect to the response to shareholder proposal set forth as Item No. 6 in that proxy statement, GM's Board of Directors has taken the position that although it has no current plan to adopt a shareholder rights plan, it has determined that if it ever does so, it will submit the retention of that plan to a shareholder vote within twelve months after the adoption of such a plan.

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MOTORS CORPORATION

(Registrant)

Date May 15, 2003

By
/s/Peter R. Bible

(Peter R. Bible,
Chief Accounting Officer)

</TEXT>
</DOCUMENT>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 30, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest next shareholder election. The supporting statement of the proposal clarifies that directors have the "flexibility to ignore" shareholder input.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(10). We note General Motors' representation that it has adopted resolutions that requires a shareholder vote in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,

Grace K. Lee
Special Counsel